SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of JUNE, 2009

Commission File no. 000-16008

DIAMANT ART CORPORATION
(Name of registrant)

16-1801 Wentworth St. Whitby, On L1N 8R6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F    X      Form 40-F ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes____     No   X

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes____     No   X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes____     No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________

Change in Registrant's TRANSFER AGENT

Diamant Art Corporation f/k/a ART International Corporation (the "Company") Effective immediately has changed it's transfer agent;

FROM
Equity Transfer and Trust Company,
200 University Avenue, Suite 400,
Toronto, On, CANADA M5H 4H1

TO

Select Fidelity Transfer Services Ltd
2 Pelham Town Square, Suite 203
Fonthill, On L0S 1E0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIAMANT ART CORPORATION

Date: June 1, 2009	By /s/ Michel van Herreweghe
Michel van Herreweghe,
Chairman